Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Amendment No. 1 to Registration Statement on Form S-1 of Argos Therapeutics, Inc. of our report dated July 25, 2013, except for the effects of the revisions described in the last four paragraphs of Note 2 and for Note 19, for which the date is November 12, 2013, and for the effect of the reverse stock split as a result of the Amendment to the Company’s Certificate of Incorporation described in Note 1, for which the date is January 21, 2014, relating to the financial statements of Argos Therapeutics, Inc., which appears in such Registration Statement. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ PricewaterhouseCoopers LLP

Raleigh, North Carolina

January 21, 2014